METZGER & McDONALD PLLC
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger Direct Dial 214-740-5030 smetzger@pmklaw.com	3626 N. Hall Street, Suite 800 Dallas, Texas 75219-5133 214-969-7600 www.pmklaw.com	Facsimile 214-224-7555 214-523-3838 214-969-7635
January 21, 2010
Via EDGAR
The Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3010
Washington, D.C. 20549
Attn: Cicely LaMothe, Branch Chief
           Jorge L. Bonilla, Staff Accountant
Re:	American Realty Investors, Inc. (Commission File No. 001-15663; CIK No. 0001102238) — Form 10-K for the year ended December 31, 2008, Forms 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009
Ladies and Gentlemen:
     On behalf of American Realty Investors, Inc., a Nevada corporation (“ARL”) this letter is being filed as correspondence uploaded on the EDGAR system on behalf of ARL in response to a letter of comment from the Staff of the Securities and Exchange Commission dated December 31, 2009. Schedule 1 annexed to this letter contains the response to the comments of the Staff. In each instance on such Schedule, for convenience, each comment of the Staff is repeated, followed in each instance by the applicable response to such comment or explanation. Also included in such response, where appropriate, is a letter/page reference to the text to the applicable document or instrument referred to in the comment.
     This letter is being filed under the EDGAR system in direct response to the comments of the Staff. If you would like to discuss any item concerning the referenced matter included in this letter or Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct or Gene S. Bertcher, Executive Vice President and Chief Financial Officer of ARL at 469-522-4238 direct.

Very truly yours,
/s/ Steven C. Metzger
Steven C. Metzger

cc:	Gene S. Bertcher Executive Vice President and Chief Financial Officer American Realty Investors, Inc. 1800 Valley View Lane, Suite 300 Dallas, Texas 75234

SCHEDULE 1
Response to Comments of the Staff of
The Securities and Exchange Commission
by letter dated December 31, 2009 with respect to
Form 10-K for the year ended December 31, 2008 and
Forms 10-Q for the quarters ended March 31, 2009,
June 30, 2009 and September 30, 2009 of
American Realty Investors, Inc.
Commission File No. 001-15663

     The following information is to provide a response to comments of the Staff of the Securities and Exchange Commission rendered by letter dated December 31, 2009 with respect to Form 10-K Annual Report to the Securities and Exchange Commission for the fiscal year ended December 31, 2008 of American Realty Investors, Inc. (the “Company” or “ARL”) as well as Forms 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 of the Company. For convenience, each comment of the Staff is restated below, with our response noted immediately following the comment. Also included in such response is a letter/page reference to the text of each instrument where applicable.
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 2. Properties, page 16
     Comment/Observation No. 1. For your commercial and apartment properties, please tell us the effective rental per square foot. Provide similar disclosure in future filings.
     Response to Comment/Observation No. 1. The average dollar per square foot for the Company’s apartment/residential portfolio is $8.40 and for the Company’s commercial property portfolio is $10.64. The Company’s Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”) contains a listing of the Company’s commercial and apartment properties which in future filings will be expanded to provide similar disclosure of effective rental square foot.
     Comment/Observation No. 2. Refer to the description of your hotel properties at the top of page 19. Please revise future filings to include the following additional disclosure regarding your hotel properties:
•	average number of guest rooms

•	average occupancy rate

•	average room rate, and

•	total room revenues divided by total available rooms.

     Response to Comment/Observation No. 2. The Company will revise future filings to include the additional disclosure described above.
Lease Expiration by Year, page 19
     Comment/Observation No. 3. Please tell us whether the table of lease expirations reflects only your commercial properties or if you have included apartment and hotel properties as well. Provide similar clarification in your future filings.
     Response to Comment/Observation No. 3. Only commercial properties have been included in the table of lease expirations. We will clarify in future filings.
     Comment/Observation No. 4. Please tell us the percentage of gross rentals that expires for each year disclosed in your lease expiration table and include such disclosure in future filings.
     Response to Comment/Observation No. 4. Attached as Schedule “2” is a table which discloses the percentage of gross rentals expiring for each year disclosed in the lease expiration table. The Company will include such disclosure in future filings.
     Comment/Observation No. 5. Please tell us if any single property accounts for 10% or more either your total assets or gross revenue. Also, please tell us if you have any tenants that account for 10% or more of rentable square footage or total rental revenues and describe the business of such tenant. If applicable, provide similar disclosure in future filings.
     Response to Comment/Observation No. 5. No single property or single tenant accounts for 10% or more of either the total assets or gross revenue of the Company.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Other Income (Expense), page 33
     Comment/Observation No. 6. We note the allowance on notes receivable and impairment for 2008 was significantly higher than in prior periods, yet there was no explanation of the factors that contributed to the increase. Confirm that in future filings you will provide expanded disclosures to address risks in your portfolio that are contributing to the increased impairments and valuation allowances in your financial statements.
     Response to Comment/Observation No. 6. The Company will provide the requested expanded disclosures in future filings.
Item 9A(T). Controls and Procedures, page 92
     Comment/Observation No. 7. Item 308T requires you to disclose management’s assessment of the effectiveness of your internal control over financial reporting as of December 31, 2008. Currently, your disclosure describes management’s assessment that your internal control over financial reporting met the COSO criteria but does not specifically state whether the controls were effective. Please tell us whether management assessed the effectiveness of your internal control over financial reporting and, if so, tell us whether management concluded that the controls were effective.
     Response to Comment/Observation No. 7. Management concluded that our disclosure controls and procedures and internal control procedures over financial reporting were effective as of December 31, 2008. We will clarify in future filings.
Item 13. Certain Relationships and Related Transactions, page 104
     Comment/Observation No. 8. Please revise future filings to disclose in this section the approximate dollar amount paid during the last fiscal year in connection with each related party agreement or transaction, including payments to Prime under your advisory agreement. Refer to Item 404 of Regulation S-K. Please tell us how you plan to comply.
     Response to Comment/Observation No. 8. Future filings will disclose the approximate dollar amount paid during the preceding fiscal year in connection with any related party transactions.
     Comment/Observation No. 9. Please tell us why you have not provided in this section a discussion of the related party receivables, including a discussion of the nature of any non-performance, that are disclosed on page 55.
     Response to Comment/Observation No. 9. Page 55 of the 2008 Form 10-K contains a footnote reference indicating “(1) Related Party Notes” but does not explain or cross reference the nature of the related party. References are made throughout the 2008 Form 10-K to the reasons certain entities are deemed to be “related parties,” a number of which are based upon the fact that the properties in question are managed by affiliates of Prime Income Asset Management, LLC (“Prime”), including Triad Realty Services, LP (“Triad”), the general partner of which is Prime Income Asset Management, Inc. (“PIAMI”), the sole member of which is Prime. See page 102 of the 2008 Form 10-K for a description of Triad. Triad manages all of the properties with the designation “UHF” which is the reason for the designation of such items as “Related Party Notes” on page 55. The Company will clarify these items in future filings with respect to the related party nature of such notes.
     Page 55 of the 2008 Form 10-K also contains an error which classifies a significant number of “UHF” designated loans as “Non-Performing Loans.” All of the items listed on page 55 under the captioned “non-performing loans” (with the exception of Tracy Suttles and Windmill Farms), in fact are “performing loans” and should have been contained in that category. Listing all of these loans under the “non-performing loans” category is a mistake which was corrected in subsequent interim filings beginning with the Company’s Form 10-Q for the quarter ended March 31, 2009. See “Note 3 — Notes and Interest Receivable” on page 10 of the Company’s Form 10-Q for the quarter ended March 31, 2009. All of the “UHF” designated items are in fact performing and could be nonperforming until such items mature and do not payoff. All of such notes are “cash flow notes” which require payment of principal and all accrued interest at maturity; however, under the terms of each of such notes, if “available cash flow” exists pursuant to a specified calculation in such notes, then over and above all other requirements, certain payments must be made to the holder of such notes. In fact, under recent calculations, no “available cash flow” under the defined formula has been available for prepayment under such notes. The Company will attempt to clarify this matter in future filings.
Form 10-Q for the Period Ended September 30, 2009
Financial Statements
Note 1 Organization and Basis of presentation, page 8
     Comment/Observation No. 10. We note that you accounted for your acquisition of IOT from SWI at the historical value of the acquiree because SWI is a related party. Please explain to us the nature of your relationship with SWI and how SFAS 141R/FASB ASC 805 supports your accounting.
     Response to Comment/Observation No. 10. At December 31, 2008, as reflected on Page 3 under “Item 1 Business,” third paragraph of the Company’s 2008 Form 10-K, Syntek West, Inc. (“SWI”), which is owned by Gene E. Phillips, owned and held a 20% interest in “PIAMI,’ the sole member of “Prime” which is the Company’s contractual advisor. Prime is also the contractual advisor to Transcontinental Realty Investors, Inc. (“TCI”). The result is that SWI is a “related party” for accounting purposes. Additional similar disclosures are made throughout the Company’s 2008 Form 10-K. The balance of 80% of PIAMI is owned at December 31, 2008 by Realty Advisors, Inc. (“RAI”) through its sole membership in Realty Advisors, LLC, a Nevada limited liability company (“RALLC”). RAI is in turn owned by a trust for the benefit of the children of Gene E. Phillips (the “Trust”). Mr. Phillips serves as a representative of the Trust which, due to that relationship and his ownership of 100% of SWI requires that he be deemed to be a “related party” for financial reporting purposes. During the first quarter of 2009, RALLC and SWI engaged in an exchange transaction, pursuant to which the 20% of PIAMI held by SWI was exchanged to RALLC for certain securities issued by SWI (preferred stock). The effect of such transaction resulted in RALLC owning 100% of PIAMI. However, by virtue of such transaction, Mr. Phillips ownership of 100% of SWI and Mr. Phillips position as a representative of the Trust, SWI and Mr. Phillips each continue to be a “related party” for financial reporting purposes (i.e. a transaction between persons who may not have an arms-length relationship).
     The Company’s acquisition of a controlling interest in IOT was accounted for under FASB ASC 805 as an acquisition. The Company’s conservative fair valuation of IOT assets and liabilities at the acquisition date approximated IOT’s book value. In that the consideration transferred plus the carrying cost of our previous investment is less than the estimated fair value of the net assets received, less the non-controlling interest, a bargain purchase was recognized. Since the seller (Syntek West, Inc.) is a related party, the gain was deferred until IOT’s assets and liabilities are sold to or settled with third parties.
Note 9 Impairment Investments and Real Estate Assets, page 15
     Comment/Observation No. 11. We note your presentation of your provision on impairment of notes receivable and real estate assets. We further note your disclosure in note 9 that your impairment loss for the 2009 interim periods relates to your investment and ownership of real estate assets. Please explain to us how paragraph 25 of SFAS 144/FASB ASC 360-10-45-4 supports your presentation.
     Response to Comment/Observation No. 11. The presentation is not in complete compliance with paragraph 25 of SFAS 144 FASB ASC 360-10-45-4. We will present any future provision for impairments in operating income as required by FASB ASC 360-10-45-4.
     General — The responses to the foregoing comments are provided to the Staff for clarification of the items raised by the Staff in the December 31, 2009 letter to the Company. The Company believes that these items are not, in the aggregate, significant enough to warrant a revision of the existing filings; the Company would prefer to cover these items/clarifications/corrections in future filings, including the Form 10-K for the fiscal year ended December 31, 2009, rather than filing any amendments to the 2008 Form 10-K or any interim report. The Company requests the Staff approve such concept.

AMERICAN REALTY INVESTORS, INC.
ACKNOWLEDGMENT
     The undersigned, on behalf of American Realty Investors, Inc., a Nevada corporation (the “Company”), in connection with a response to a comment letter from the Staff of the Securities and Exchange Commission dated December 31, 2009, do hereby acknowledge on behalf of the Company that:
     1. The Company is responsible for the adequacy and accuracy of the disclosure in filings with the Securities and Exchange Commission (the “Commission”).
     2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings.
     3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     IN WITNESS WHEREOF, the undersigned have executed this Acknowledgment on and as of the 21st day of January, 2010.

AMERICAN REALTY INVESTORS, INC.
By:	/s/ Gene S. Bertcher
Gene S. Bertcher, Executive Vice President
and Chief Financial Officer

SCHEDULE 2
Lease Expiration by Year

			Current
			Annualized(l)
	Rentable Square	Current Anualized (1)	Contractual
	Feet	Contractual Rent	Rent Under	Percentage of	Percentage
Year of Lease	Subject to	Under	Expiring	Total	of Gross
Expiration	Expiring Leases	Expiring Leases	Leases (P.S.F.)	Square Feet	Rentals

2009	772,030	$7,752,647	$10.04	12.8%	11.3%
2010	517,516	$6,363,896	$12.30	8.6%	9.2%
2011	631,342	$10,642,265	$16.86	10.5%	15.4%
2012	500,997	$7,939,281	$15.85	8.3%	11.5%
2013	812,623	$11,561,612	$14.23	13.5%	16.8%
2014	318,671	$6,644,510	$20.85	5.3%	9.6%
2015	201,034	$4,611,587	$22.94	3.3%	6.7%
2016	170,502	$3,104,625	$18.21	2.8%	4.5%
2017	409,256	$6,916,122	$16.90	6.8%	10.0%
2018	102,040	$1,843,591	$18.07	1.7%	2.7%
Thereafter	97,956	$1,527,625	$15.60	1.6%	2.2%

Total	4,533,967	$68,907,761		75%	100%